Filed by Diamond S Shipping Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diamond S Shipping Inc.

Commission File No. 001-38771

Date: April 7, 2021

Dear Colleagues,

Following the announcement last week that Diamond S Shipping and International Seaways have signed a merger agreement, my message to you on March 31 and the Town Hall, we have understandably been approached with various questions. As we have mentioned, an integration team will be established to guide the integration process. The business needs of the combined company will be considered to determine the personnel requirements. As further information from this process becomes available it will be communicated as soon as possible. At this time, we are able to share the following information with you:

1.            How does this potential transaction impact employees?

Through the several months before the deal concludes, Diamond S and International Seaways remain separate organizations and Diamond S will continue to operate the business as usual.

2.            How long will the integration take?

We expect the potential transaction to close during the third quarter of 2021, and the integration team will work to ensure the best possible outcome for the new combined company.  We anticipate most of the integration efforts will be completed by the end of 2021.

3.            What can we expect over the next few months?

Between now and closing of the deal, there are a number of milestones that need to be achieved i.e. document filings with the SEC, votes by both sets of shareholders, regulatory approval, and others.

In the meantime, planning for the integration will begin immediately. Meanwhile, it is critical that you do not contact your counterparts at International Seaways or take any other action related to the integration without clear instruction from the integration team – we must be mindful of operating in a manner consistent with our obligations under antitrust laws. Notably we must ensure we do not ‘jump the gun’ by beginning to implement the transaction or coordinate operations until after the merger has been formally consummated; and, we must not exchange competitively-sensitive information prior to closing. Following closing, the real work of integrating the two businesses will begin in earnest.  Through all of this, we must also remain focused on our regular efforts and activities.

4.            Who do I report to during this phase and does this change my role and responsibilities?

Your role, responsibilities, lines of reporting and communications remain the same through this period and until you are notified otherwise by your supervisor.

5.       Will everyone be offered a job at International Seaways and if I am offered a job will it be on the same terms as my current job/ where would it be located?

The business needs of the combined company will be considered to determine the personnel requirements. What we are able to share at this time is that the merged company plans to continue to pay the salaries of non-executive Diamond S shore staff through, at a minimum, a transition period lasting until the end of 2021, subject to such employees’ continued employment through such period. For those of you continuing on as employees of the merged company after the transition period, your benefits (including severance) and salary will then generally be aligned with compensation levels offered by International Seaways (however note that International Seaways has committed that your current salary will be protected for 9 months after the closing of the transaction, subject to your continued employment through such period).

6.       When will INSW decide if I will be offered a job?

We do not have an answer to that today. The business needs of the combined company will be considered to determine the personnel requirements. As information from this process, including information regarding employment matters, becomes available it will be communicated as soon as possible.

7.       If I am not offered a job what is the severance?

If your employment is terminated before the end of the year (without cause), you will be eligible to receive a severance payment equal to 3 weeks’ base salary for every year of service, with a minimum of 3 months’ base salary and a maximum of one year’s base salary, on the same general terms as under Diamond S’ severance policy. If your employment is terminated after the end of the year (without cause), you will be eligible to receive a severance payment equal to 2 weeks’ base salary for every year of service, subject to a maximum cap of one years’ salary. You would be given credit for your service prior to the merger in calculating your entitlement to severance.

8.       What will happen to my benefits?

If you remain an employee of International Seaways, your current base salary will be protected for 9 months after the closing of the transaction and your other benefits will be maintained on a substantially comparable basis through to the end of this year. After the end of the year, your benefits will generally be aligned to those offered by International Seaways.

9.       What will happen to my equity awards?

If you have share grants, these will be converted at closing into share grants over International Seaways shares, and generally continue in accordance with their current terms. In the event that your employment is terminated within two years following the merger closing without cause or if you resign for good reason, then your unvested shares will vest.

10.       If you don’t have answers now, when can you expect to provide these?

An integration team will be established to guide the integration process. We cannot provide a fixed timeline today. However be assured that as information from this process becomes available, it will be communicated as soon as possible.

11.        What should I say if I receive an enquiry from the media/customers about the announcement?

It is important that we follow our policies and speak with one voice as a company. If you receive an inquiry from the media about this transaction, please direct it to members of the Management Team. If you have additional questions, including how to manage conversations with customers or other partners, please seek guidance from your departmental head.

I reiterate my thanks for your continued professionalism and commitment to deliver to our customers’ expectations.

Brgds

Craig H. Stevenson Jr.

President & CEO

Diamond S Shipping Inc.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between International Seaways, Inc. (“INSW”) and Diamond S Shipping Inc. (“Diamond S”).  In connection with the proposed transaction, INSW intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of INSW and Diamond S that also constitutes a prospectus of INSW.  INSW and Diamond S may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which INSW or Diamond S may file with the SEC.  Investors and security holders of INSW and Diamond S are urged to read the joint proxy statement/prospectus, Form S-4 and all other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about INSW, Diamond S, the transaction and related matters.  Investors will be able to obtain free copies of the joint proxy statement/prospectus and Form S-4 (when available) and other documents filed with the SEC by INSW and Diamond S through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by INSW will be made available free of charge on INSW’s investor relations website at https://www.intlseas.com/investor-relations. Copies of documents filed with the SEC by Diamond S will be made available free of charge on Diamond S’ investor relations website at https://diamondsshipping.com/investor-relations.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

INSW, Diamond S and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of INSW and Diamond S securities in connection with the contemplated transaction.  Information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form S-4 and joint proxy statement/prospectus regarding the proposed transaction (when available) and other relevant materials to be filed with the SEC by INSW and Diamond S.  Information regarding INSW’s directors and executive officers is available in INSW’s proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on April 29, 2020. Information regarding Diamond S’ directors and executive officers is available in Diamond S’ proxy statement relating to its 2020 annual meeting of shareholders filed with the SEC on April 16, 2020. These documents will be available free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. INSW and Diamond S have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate”, “potential”, “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include without limitation, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, INSW’s, Diamond S’ and the combined company’s plans, objectives, expectations and intentions, and the expected timing of the completion of the transaction. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of INSW’s and Diamond S’ shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; the risk that the anticipated tax treatment of the proposed transaction between INSW and Diamond S is not obtained; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in INSW’s and Diamond S’ filings with the SEC, including the “Risk Factors” section of INSW’s and Diamond S’ respective annual reports on Form 10-K for the fiscal year ended December 31, 2020. You can obtain copies of these documents free of charge from the sources indicated above. Neither INSW nor Diamond S undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.